SEC 3-22-04

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04003669 [20]549

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SEC FILE NUMBER
8-44454

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TIAA-CREF Individual & Institutional Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

730 Third Avenue
(No. and Street)

New York	New York	10017-3206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas K. Lynch (212) 916-5318
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED MAR - 1 2004 WASH. D.C. 188 SECTION

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 25 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Thomas K. Lynch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Teachers Personal Investors, Inc.

, as of December 31, , 20 03 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

County of New York } ss
State of New York }
February 23, 2004

Teddy Indrathaher
Notary Public

TEDDY INDRATHAHER
Notary Public, State of New York
No. 01IN5020902
Qualified in New York County
Commission Expires Dec. 6, 2001

Signature

Second VP and Associate Controller
Title

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- ✓ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ✓ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

TIAA-CREF Individual & Institutional Services, Inc.
(A wholly-owned subsidiary of Teachers Insurance and Annuity Association of America)
(SEC I.D. No. 8-44454)

December 31, 2003
with Report of Independent Auditors

Filed pursuant to Rule 17a-5(e)(3) as a Public Document.

TIAA-CREF Individual & Institutional Services, Inc.

(A wholly-owned subsidiary of Teachers Insurance and Annuity Association of America)

Statement of Financial Condition

December 31, 2003

Contents

Ernst & Young
Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Trustees of
TIAA-CREF Individual & Institutional Services, Inc.

We have audited the accompanying statement of financial condition of TIAA-CREF Individual & Institutional Services, Inc. (the "Company") (a wholly-owned subsidiary of Teachers Insurance and Annuity Association of America) as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TIAA-CREF Individual & Institutional Services, Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 20, 2004

TIAA-CREF Individual & Institutional Services, Inc.
(A wholly-owned subsidiary of Teachers Insurance and Annuity Association of America)

Statement of Financial Condition

December 31, 2003

Assets	
Cash	$ 26,070,188
Cash segregated under federal regulations	60,911,434
Investment, at market value (cost: $3,300)	3,300
Amount due from CREF	1,306,718
Amount due from REA	42,671
Security deposit	20,000
Deferred tax asset	30,789
Total assets	$ 88,385,100
Liabilities and membership capital	
Amount due to TIAA	$ 1,771,466
Withholding taxes payable	786,951
Cash held temporarily for customers	25,088,679
Total liabilities	27,647,096
Membership capital	60,738,004
Total liabilities and membership capital	$ 88,385,100

See notes to statement of financial condition.

TIAA-CREF Individual & Institutional Services, Inc.
(A wholly-owned subsidiary of Teachers Insurance and Annuity Association of America)

Notes to Statement of Financial Condition

December 31, 2003

1. Organization

TIAA-CREF Individual & Institutional Services, Inc. ("Services") was incorporated on September 4, 1990 as a membership corporation and is a wholly-owned subsidiary of Teachers Insurance and Annuity Association of America ("TIAA"), a legal reserve life insurance company established under the insurance laws of the State of New York in 1918. Services is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. Effective January 1, 2004, Services was converted from a membership corporation to a limited liability corporation.

Services provides administrative and distribution services related to the issuance of variable annuity certificates by College Retirement Equities Fund ("CREF") and TIAA Real Estate Account ("REA"). CREF is a registered management investment company and a companion organization to TIAA. REA is a variable annuity separate account of TIAA. All services performed by Services for CREF and REA are at cost, pursuant to a Principal Underwriting and Administrative Services Agreement between Services and CREF, and Services and REA, with fees paid to Services based on a percentage of CREF's and REA's average daily net assets, adjusted to actual costs quarterly. Services also provides services related to the distribution of shares of various affiliated mutual funds.

In January 2003, Services began offering various affiliated and non-affiliated mutual funds to customers through retirement plans. Services holds those mutual funds shares through omnibus accounts established at the mutual funds.

Various cash disbursements for Services are made by TIAA, which is reimbursed by Services in accordance with a Cash Disbursement and Reimbursement Agreement between Services and TIAA. TIAA allocates certain of its costs and expenses, as well as certain direct costs, to Services.

Basis of Presentation

The preparation of the statement of financial condition may require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and related disclosures. Actual results may differ from those estimates. The following is a summary of the significant accounting policies consistently followed by Services, which are in conformity with accounting principles generally accepted in the United States.

2. Significant Accounting Policies

Valuation of Investments

The fair value of Services' assets which qualify as financial instruments under Statements of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," approximates the carrying amounts presented in the statement of financial condition.

Investments in U.S. government securities are valued at the last quoted bid prices on the date of valuation while investments in common stock for which market quotations are not readily available are valued at fair value as determined in good faith by management. Services' investments are held at Deutsche/State Street Bank.

3. Investments

Services' investments at December 31, 2003 consisted of common stock with a total cost and market value $3,300.

4. Income Taxes

Income taxes are provided in accordance with the liability method under which deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance is recognized if it is more likely than not that some portion of any deferred tax asset will not be realized.

Services' provision for income taxes differs from the amount that would have been provided at the statutory federal income tax rate primarily due to the effects of state and local income taxes. The results of operations of Services are included in the consolidated income tax return of TIAA. In accordance with a tax sharing agreement, Services follows the current reimbursement method, whereby members of the consolidated group will generally be reimbursed for their tax losses on a pro-rata basis by other members of the group to the extent that they have taxable income. The effects of this tax-sharing agreement are recorded through the TIAA intercompany account.

4. Income Taxes (concluded)

In 2003, the consolidated group generated more losses than gains, and Services was only partially reimbursed for its losses under the tax-sharing agreement. As a result, at December 31, 2003, Services has a deferred tax asset of $30,789 related to a net operating loss carryforward that expires in 2023. As management expects that the affiliated group will produce sufficient income to utilize the net operating loss before it expires, no valuation allowance has been established for this deferred tax asset.

5. Special Reserve Bank Account

Cash of $60,911,434 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

6. Minimum Net Capital Requirements

As a registered broker-dealer, Services is subject to the minimum net capital requirements pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Under that Rule, Services is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At December 31, 2003, Services had net capital of $60,644,462 which exceeded required net capital by $58,891,282, and a ratio of aggregate indebtedness to net capital of 0.43 to 1.

7. Subsequent Event

Effective January 1, 2004, Services entered into an arrangement with Teachers Personal Investors Services, Inc. ("TPIS"), an affiliated broker-dealer, authorizing TPIS to distribute on a wholesale basis the variable annuity certificates of CREF and REA to third party advisers and other entities. Also effective January 1, 2004, Services contracted with TPIS to distribute the shares of various mutual funds and tuition savings plans for which TPIS is the principal underwriter.